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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC File No. 8-31114

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TCW Brokerage Services

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

865 South Figueroa St., Suite 1800
(No. and Street)

Los Angeles, (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. DeVito (213) 244-0585
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Avenue (ADDRESS) Number and Street; Los Angeles, City; California, State; 90071-3462, Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VF 3-22-02

OATH OR AFFIRMATION

I, **Peter C. DiBona**, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to TCW Brokerage Services (the "Company"), as of and for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

P.C. DiBona

Signature

Subscribed and sworn to before me this 20th day of February, 2002.

CAROLYN ZWIRN
Commission # 1291739
Notary Public - California
Los Angeles County
My Comm. Expires Feb 18, 2005

Carolyn Zwirn

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
(x)		Notes to Financial Statements.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	Copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document (Not Required).
(x)	(n)	A Report describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control).

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
TCW Brokerage Services:

We have audited the following financial statements of TCW Brokerage Services (the "Company") as of and for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCW Brokerage Services at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 of TCW Brokerage Services as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 28, 2002

TCW BROKERAGE SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 3,439,620
Prepaid expense	41,191
Investments, non-marketable, at cost	70,900
Total Assets	$ 3,551,711

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Due to parent	$ 175,210
Other liabilities	890,337
Total Current Liabilities	1,065,547
Deferred tax liability	1,217
Total Liabilities	1,066,764
Commitments and Contingencies	
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	2,410,947
Total Shareholder's Equity	2,484,947
Total Liabilities and Shareholder's Equity	$ 3,551,711

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Fee income	$ 1,783,050
Interest income	62,535
Total Revenues	1,845,585
EXPENSES	
Personnel	514,949
Regulatory expense	53,026
Professional fees and other expenses	6,649
Total Expenses	574,624
Income before Income Taxes	1,270,961
Provision for Income Taxes	622,816
Net Income	$ 648,145

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional		
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balances at January 1, 2001	10,000	$ 10,000	$ 64,000	$1,762,802	$1,836,802
Net Income				648,145	648,145
Balances at December 31, 2001	10,000	$ 10,000	$ 64,000	$2,410,947	$2,484,947

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 648,145
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses	$ (1,003)	
Increase in deferred tax liability	1,217	
Increase in due to parent	175,210	
Increase in other liabilities	885,951	
Total adjustments		1,061,375
Net Cash Provided By Operating Activities		1,709,520
NET INCREASE IN CASH		1,709,520
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,730,100
CASH AND CASH EQUIVALENTS AT END OF YEAR		$3,439,620

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
No payments were made for income taxes or interest in 2001.

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - TCW Brokerage Services (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. Effective July 6, 2001, the Parent became an indirect subsidiary of Société Générale, S.A. upon the sale of 51% of its stock to Société Générale Asset Management, S.A. The acquisition of the Parent by Société Générale, S.A. had no impact to the financial statements of the Company. All securities transactions for the accounts of the Company are cleared by Broadcourt Capital Corp. on a fully disclosed basis. The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment advisor. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2001, cash and cash equivalents consist of investments in demand deposits with a bank and a money market mutual fund for which the investment adviser of the fund is an affiliate of the Company.

Securities Transactions - Securities transactions are recorded on a trade date basis.

Investments - Investment securities consist of non-marketable common shares and warrants of the National Association of Securities Dealer, Inc. and are carried at cost.

Fee Income - The Company receives revenues primarily from investment entities in which it acts as a structuring agent.

Income Taxes - Concurrent with the acquisition of the Parent by Société Générale, S.A. the Company elected to change its treatment for tax purposes from an S corporation to a C corporation effective July 5, 2001. As a C corporation at December 31, 2001, the Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pre-tax income included in the computation of the Parent's consolidated income tax provision.

Commitments and Contingencies - In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations.

Estimated Fair Value of Financial Instruments - Cash and cash equivalents, investments, and liabilities are carried at values that approximate fair value at December 31, 2001.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times it net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $2,299,491, which was $2,228,374 in excess of its required net capital of $71,117. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

TCW BROKERAGE SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

NET CAPITAL -		
Total Stockholder's Equity From Statement Of Financial Condition		$2,484,947
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expense	$ 41,191	
Excess deductible provision on fidelity bond over maximum permissible amount	5,000	
Total deductions and/or charges		46,191
Net Capital before haircuts on securities positions		2,438,756
Haircuts on securities:		
Investments, non-marketable	70,900	
Money Market Fund	68,365	
Total haircuts		139,265
NET CAPITAL		$2,299,491
TOTAL AGGREGATE INDEBTEDNESS		$1,066,764
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $50,000)		$ 71,117
EXCESS NET CAPITAL		$2,228,374
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.46 to1

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2001.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

January 28, 2002

To the Board of Directors and Shareholders of
TCW Brokerage Services

In planning and performing our audit of the financial statements of TCW Brokerage Services (the "Company") for the year ended December 31, 2001 (on which we issued our report dated January 28, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP